UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-23666
NOTIFICATION OF LATE FILING	CUSIP NUMBER 8969281 0

(Check One):    [x] Form 10-K   [  ] Form 20-F   [  ] Form 11-K    [  ] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR

[  ] Form N-CSR

For Period Ended:  December 31, 2005

[  ]           Transition Report on Form 10-K

[  ]           Transition Report on Form 20-F

[  ]           Transition Report on Form 11-K

[  ]           Transition Report on Form 10-Q

[  ]           Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Tripos, Inc.

Full Name of Registrant

Former Name if Applicable

1699 South Hanley Road

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri  63144

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] [x] [ ]

(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 by March 31, 2006 without unreasonable effort and expense.  This is the result of a significant amount of potentially material activities currently being undertaken by the Company's relatively small management team, including:

*  the recent restatement of the Quarterly Reports on Form 10-Q for the periods ending March 31, 2005, June 30, 2005 and September 30, 2005;

*  efforts to resolve pending security holder litigation, which the Company has recently reached a verbal agreement to settle, without cost to the Company, subject to court approval and notice to the putative security holder class;

*  efforts to complete the amendment and extension of its bank credit facility, which management currently expects will be completed prior to the April 18, 2006 maturity date;

*  efforts to identify additional debt or equity capital to maintain financial flexibility to support growth and the ongoing consideration of the Company's strategic alternatives; and

*  efforts to identify strategic alternatives for the Company, which have resulted in the Company participating in discussions with other parties with whom the Company might participate in effecting strategic alternatives for the Company.

These activities have made it impossible for the work to be completed by the Company's small management team and independent registered accountants necessary to assure that the financial statements and disclosures contained in the 2005 Annual Report are accurate and complete.  The Company will file its Annual Report on Form 10-K for the year ended December 31, 2005 on or before April 17, 2006.

This document contains forward-looking statements concerning, among other things: (1) expectations regarding Tripos' ability to assess and pursue strategic alternatives; (2) expectations regarding the realization of maximal value for Tripos shareholders; (3) expectations regarding successfully negotiating an amendment to its loan agreement with LaSalle Bank and/or complete other capital-raising activities; and (4) the Company's oral agreement to settle the pending security holder litigation.. These statements are based upon numerous assumptions which Tripos cannot control and involve risks and uncertainties that could cause actual results to differ. These statements should be understood in light of the risk factors set forth in the Company's periodic filings with the Securities and Exchange Commission. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

B. James Rubin                                                                                    314                                                647-1099

 (Name)                                                              (Area Code)                                         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).                                             Yes [x]  No [  ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes [x]  No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has previously disclosed expected changes in its results of operations as compared to the year ended December 31, 2004; these disclosures were contained in a press release dated March 6, 2006 that was included in a Current Report on Form 8-K filed March 6, 2006.

                                Tripos, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                        Date  April 3, 2006                                                            By  /s/ B. James Rubin

                                                                                                                                                   Senior Vice President,

                                                                                                                                                    Chief Financial Officer and Secretary